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            As filed with the Securities and Exchange Commission on
                         September 13, 1999 (000-12771)

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 2 TO

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                 Science Applications International Corporation
--------------------------------------------------------------------------------
                    (Exact name of registrant as specified in its charter)

                   Delaware                                         95-3630868
   ----------------------------------------          ------------------------------------
   (State of incorporation or organization)          (I.R.S. Employer Identification No.)

10260 Campus Point Drive, San Diego, California                        92121
----------------------------------------                             ---------
(Address of principal executive offices)                             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                       Name of each exchange on which
    to be so registered                       each class is to be registered
    -------------------                       ------------------------------
    None


        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

        Securities Act registration statement file number to which this form relates:
        .........................(if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                                (Title of class)



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. DESCRIPTION OF THE REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

        Pursuant to the Restated Certificate of Incorporation of Science Applications International Corporation (the "Company"), as amended August 31, 1999 (the "Certificate of Incorporation"), the Company is authorized to issue 1,000,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), 5,000,000 shares of Class B Common Stock (the "Class B Common Stock"), par value $.05 per share, and 3,000,000 shares of Preferred Stock, par value $.05 per share (the "Preferred Stock"). As of September 1, 1999, there were 235,780,420 shares of Class A Common Stock, 301,460 shares of Class B Common Stock and no shares of Preferred Stock issued and outstanding. The Class A Common Stock and Class B Common Stock may be collectively or individually referred to as the "Common Stock."

CLASS A COMMON STOCK

GENERAL

        Except as otherwise provided by law, the holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters, with each holder of Class A Common Stock having one vote per share and each holder of Class B Common Stock having 20 votes per share. The holders of shares of Class A Common Stock and Class B Common Stock are entitled to cumulate their votes for the election of directors. Cumulative voting entitles each stockholder to cast the number of votes that equals the number of shares of Class A Common Stock or 20 times the number of shares of Class B Common Stock held by such stockholder multiplied by the number of directors to be elected. Each stockholder may cast all of such votes for a single nominee or may distribute them among any two or more nominees as such stockholder sees fit. The Certificate of Incorporation provides for a classified board of directors (the "Board of Directors") consisting of three classes of directors, as nearly as equal in number as practicable. The number of authorized directors is currently fixed at 22 directors, with seven directors serving in each of Class I and Class II, and eight directors in Class III. Each year the stockholders elect a different class of directors to serve a three-year term. As a result of the classification of the Board of Directors, the votes of a greater number of shares would be required to ensure the election of a director than would be required without such classification.

        Subject to the prior rights of the holders of any Preferred Stock then outstanding, the holders of Class A Common Stock and Class B Common Stock are



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entitled to receive dividends, out of funds legally available therefor, when and as declared by the Board of Directors and to participate equally and ratably in the net assets of the Company available for distribution in the event of liquidation, dissolution or winding up, after payment of any amounts due to creditors; provided, however, that any dividend or distribution with respect to a share of Class B Common Stock must be 20 times the dividend or distribution, as the case may be, with respect to a share of Class A Common Stock.

        Holders of Class A Common Stock have no conversion, preemptive or subscription rights. Neither class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of Common Stock are maintained. In any merger, consolidation or business combination to which the Company is a party (other than a merger, consolidation or business combination in which the Company is the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of Common Stock), the consideration to be received with respect to each share of Class B Common Stock must be equal to 20 times the consideration to be received with respect to each share of Class A Common Stock, except that if capital stock is distributed in any such transaction, such shares may differ as to the rights of the holders thereof only to the extent that such rights differ pursuant to Article FOURTH of the Certificate of Incorporation. All shares of Class A Common Stock presently outstanding are fully paid and nonassessable.

        Article FOURTEENTH of the Certificate of Incorporation generally requires that mergers and certain other business combinations ("Business Combinations") between the Company and any holder of 5% or more of the Company's outstanding voting power (a "Related Person") must be approved by the holders of securities having 80% of the Company's outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the Related Person. Under Delaware law, unless the Certificate of Incorporation provides otherwise, only a majority of the Company's outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

        The 80% and majority of independent voting power requirements of Article FOURTEENTH (the "Supermajority Vote Requirements") will not apply, however, to a Business Combination with a Related Person, if (i) the transaction is approved by the Board of Directors prior to the time the Related Person becomes a Related Person (i.e., prior to the time the Related Person acquired beneficial ownership of 5% or more of the Company's outstanding voting power), (ii) the transaction is approved by at least a majority of the members of the Board of Directors who are unaffiliated with the Related Person and who were directors before the Related Person became a Related Person or (iii) the Business Combination



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involves only the Company and one or more of its subsidiaries and certain other conditions are satisfied.

        Article FOURTEENTH also provides that in the event a Business Combination with a Related Person subject to the Supermajority Vote Requirements is consummated, stockholders of the Company who voted against the Business Combination, at their option, will have the right to receive a price which is equal to (i) the price offered by the Related Person in the Business Combination or (ii) the greater of (a) the highest price per share paid by the Related Person in acquiring shares of capital stock of the Company or (b) a price which bears the same percentage relationship to the market price of the Company's capital stock immediately preceding the announcement of the Business Combination as the highest price paid by the Related Person for any of the Company's capital stock bears to the market price of the Company's capital stock immediately before the Related Person initially acquired any shares of the Company's capital stock.

        The amendment of certain provisions of the Certificate of Incorporation and Bylaws require the approval of not less than two-thirds of the total voting power of all outstanding shares of voting stock of the Company. Such provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the Certificate of Incorporation and Bylaws requiring such approvals.

        The Company acts as its own transfer agent for the Common Stock. As of September 1, 1999, there were 28,188 record holders of Class A Common Stock.

RESTRICTIONS ON CLASS A COMMON STOCK

        All shares of Class A Common Stock are subject to certain restrictions (including restrictions on their transferability) set forth in Article FOURTH of the Certificate of Incorporation, which restrictions provide substantially as follows:

        RIGHT OF REPURCHASE UPON TERMINATION OF EMPLOYMENT OR AFFILIATION. All shares of Class A Common Stock held of record by a person who is an employee or director of, or a consultant to, the Company or any of its Subsidiaries (as hereinafter defined) (except for shares of Class A Common Stock that are held by a stockholder who received such shares (i) in connection with the reorganization of the Company in 1984 in exchange for shares of the Company which immediately prior thereto were not subject to a right of repurchase upon termination of employment or affiliation on the part of the Company, (ii) upon the exercise of a non-qualified stock option granted prior to October 1, 1981 under the Company's 1979 Stock Option Plan which were not converted into an "incentive stock option," (iii) in exchange for shares of Class B Common Stock that were not subject to a right of repurchase upon termination of employment or affiliation on the part of the Company or (iv) pursuant to a stock dividend or a stock split on the outstanding



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shares of Class A Common Stock which were issued under any of the circumstances described in clauses (i), (ii) or (iii)) will be subject to the Company's right of repurchase upon the termination of such holder's employment or affiliation with the Company. Such right of repurchase will also be applicable to all shares of Class A Common Stock which such person has the right to acquire after his or her termination of employment or affiliation pursuant to any of the Company's employee benefit plans (other than shares distributable to such person under the Employee Stock Retirement Plan or any other retirement or pension plan adopted by the Company or any of its Subsidiaries which, by its terms, provides that the Company's right to repurchase shares issued thereunder upon termination of employment or affiliation shall not apply) or pursuant to any option or other contractual right to acquire shares of Class A Common Stock which was outstanding at the date of such termination of employment or affiliation.

        The Company's right of repurchase is exercised by mailing a written notice to such holder's address of record on the Company's stock record books within 60 days following (i) the date of termination of affiliation with respect to employees, directors or consultants of the Company or (ii) the date on which the Corporate Secretary of the Company receives written notice of the termination of affiliation of an employee, director or consultant of a Subsidiary. If the Company repurchases the shares, the price will be the Formula Price (as defined in the Certificate of Incorporation) per share (i) on the date of such termination of affiliation, in the case of shares held of record by the holder at that date and shares issuable to the holder after that date pursuant to any option or other contractual right to acquire shares of Class A Common Stock which were outstanding at that date or (ii) on the date such shares are distributed to the holder, in the case of shares distributable to the holder after his or her termination of affiliation pursuant to any of the Company's employee benefit plans. If the Company exercises its right of repurchase upon termination of employment or affiliation, it shall pay for such shares in cash within 90 days after (i) the date of such termination of affiliation or the date on which the Corporate Secretary of the Company receives written notice of the termination of affiliation of an employee, director or consultant of a Subsidiary, in the case of shares held of record by such holder at that date and shares issuable to such holder after that date pursuant to any option or other contractual right to acquire shares of Class A Common Stock which was outstanding at that date; or (ii) the date such shares are distributed to such holder, in the case of shares distributable to such holder subsequent to such holder's termination of affiliation pursuant to any of the Company's employee benefit plans.

        As used in Article FOURTH, "Subsidiary" means an entity designated as such by the Company's Board of Directors (or a committee of the Board of Directors empowered to make such determination) based on the Company's equity interest in, control over or relationship with such entity. If the Company's Board of Directors (or such committee) determines that the Company's equity interest in, control over or relationship with such entity changed in a way that makes the entity's



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status as a Subsidiary no longer appropriate, the Board of Directors (or such committee) may remove the designation.

        Notwithstanding the provisions of the Certificate of Incorporation and the Company's employee benefit plans, a retiring employee of the Company who meets certain criteria can elect to defer the repurchase of the employee's shares of Class A Common Stock for five years under the Company's Alumni Program. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with the Company at the date of his or her retirement can elect to have the Company defer its right of repurchase by executing and delivering to the Company an agreement within 60 days following the date of the employee's termination. If the employee makes such an election, transferees of the employee's shares are also eligible to make the same deferral election with respect to shares of Class A Common Stock transferred to them by the employee. During the five-year deferral period, the holder may offer shares of stock for sale in the limited market maintained by the Company ("Limited Market") or make transfers to family members. At the end of the five-year deferral period, all such shares will be subject to repurchase by the Company at the then current Formula Price. The Alumni Program pertains only to the deferral of the Company's right of repurchase and does not provide the employee any rights with respect to the vesting or forfeiture of any shares or options held by the employee at the date of his or her retirement or guarantee the repurchase at the end of the deferral period.

        RIGHT OF FIRST REFUSAL. In the event that a holder of Class A Common Stock desires to sell any of his or her shares to a third party other than through the Limited Market, such person must first give notice to the Corporate Secretary of the Company consisting of: (i) a statement signed by such holder setting forth such holder's desire to sell his or her shares of Class A Common Stock and that he or she has received a bona fide offer to purchase such shares;
(ii) a statement signed by the intended purchaser containing (a) the intended purchaser's full name, address and taxpayer identification number, (b) the number of shares to be purchased, (c) the price per share to be paid, (d) the other terms under which the purchase is intended to be made and (e) a representation that the offer, under the terms specified, is bona fide and (iii) if the purchase price is payable in cash, in whole or in part, a copy of a certified check, cashier's check or money order payable to such holder from the intended purchaser in the amount of the purchase price to be paid in cash.

        Upon receiving such notice, the Company will have the right, exercisable within 14 days, to purchase all of the shares specified in the notice at the offer price and upon the same terms as set forth in the notice. If the Company does not exercise such right, the holder may sell the shares specified in the notice within 30 days thereafter to the person specified in the notice at the price and upon the terms and conditions set forth therein. The holder may not sell such shares to any other person or at any different price or on any different terms without first re-offering the shares to the Company.



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        TRANSFERS OTHER THAN BY SALE. Except for sales in the Limited Market and as described above, no holder of Class A Common Stock may sell, assign, pledge, transfer or otherwise dispose of or encumber any shares of Class A Common Stock without the prior written approval of the Company and any attempt to do so without such prior approval will be null and void. The Company may condition its approval of a transfer of any shares of Class A Common Stock, other than by sale by an employee, director or a consultant of the Company or by a person who acquired such shares other than by purchase, directly or indirectly, from an employee, director or consultant of the Company, upon the transferee's agreement to hold such shares subject to the Company's right to repurchase such shares upon the termination of affiliation of the employee, director or consultant.

        LAPSE OR WAIVER OF RESTRICTIONS. All restrictions upon the shares of Class A Common Stock will automatically terminate (i) if the Company makes an underwritten offering of either class of its Common Stock or securities convertible into any class of its Common Stock to the general public or (ii) if the Company applies to have any class of its Common Stock, or securities convertible into any class if its Common Stock, listed on a national securities exchange. In addition, the Board of Directors may waive any or all of the restrictions on Class A Common Stock in such circumstances as the Board of Directors deems appropriate and such waiver may be effective as to any or all of the shares of Class A Common Stock or as to any or all of the holders thereof.

ANTI-TAKEOVER EFFECTS

        The combined effect of the classification of the Board of Directors into three different classes, the cumulative voting rights of the stockholders, the Supermajority Vote Requirements, the provisions of the Certificate of Incorporation and the Bylaws of the Company requiring the approval of at least two-thirds of the voting power of all outstanding shares of Common Stock for certain amendments to the Certificate of Incorporation or Bylaws, the Company's right of first refusal, and the Company's right of repurchase upon termination of employment or affiliation, may discourage, delay or prevent attempts to acquire control of the Company that are not approved by the Company's Board of Directors. The provisions may, individually or collectively, have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the Formula Price available in the Limited Market, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors. However, the Board of Directors believes that these provisions are in the best interests of the Company and its stockholders, because such provisions may encourage potential acquirors to negotiate directly with the Board of Directors which is in the best position to act on behalf of all stockholders.



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OTHER CLASSES OF CAPITAL STOCK

CLASS B COMMON STOCK

        Pursuant to the terms of the Certificate of Incorporation, the Company is prohibited from issuing any additional shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time, at the option of the holder thereof, into 20 shares of Class A Common Stock, and all shares of Class B Common Stock reacquired by the Company will be retired and will not be available for reissuance. As of September 1, 1999, there were 154 record holders of Class B Common Stock.

        Substantially all of the presently outstanding shares of Class B Common Stock are subject to a right of first refusal identical to that to which the Class A Common Stock is subject. As with the Class A Common Stock, the right of first refusal is held on the part of the Company in the event a stockholder desires to sell his or her shares of Class B Common Stock other than in the Limited Market. Such right is exercisable by the Company at the third-party offer price. In addition, all of the presently outstanding shares of Class B Common Stock that were issued subsequent to October 1, 1981 (other than shares issued subsequent to that date which were distributed out of, or are presently held in, the Company's Profit Sharing Retirement Plan, Employee Stock Retirement Plan and Cash or Deferred Arrangement or that were issued upon the exercise of stock options granted prior to that date) are subject to a right of repurchase on the part of the Company upon termination of the stockholder's employment or affiliation with the Company. This right is generally exercisable by the Company at a price equal to 20 times the Formula Price for Class A Common Stock prevailing at the time of such termination.

PREFERRED STOCK

        Pursuant to the Certificate of Incorporation, the Board of Directors may, from time to time, authorize the issuance of one or more series of Preferred Stock and fix by resolution or resolutions adopted at the time of issuance the designations, preferences and relative rights, qualifications and limitations of each series. Each series of Preferred Stock could, as determined by the Board of Directors at the time of issuance, rank senior to the Class A Common Stock and Class B Common Stock with respect to dividend, redemption and liquidation rights.

        Holders of shares of Preferred Stock will have no preferential or preemptive right to purchase any shares of the Company's capital stock. As of September 1, 1999, no shares of Preferred Stock had been issued by the Company. The Company has no present intention or plan to issue any shares of Preferred Stock.



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Item 2. EXHIBITS.

        Listed below are all exhibits filed as part of this Registration
Statement:

3.1 Restated Certificate of Incorporation of Registrant, as amended August 31, 1999.

3.2 Bylaws of Registrant, as amended through April 11, 1997 (incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 1997 (the "1997 10-K")).

4.1 Form of Alumni Agreement (incorporated by reference to Exhibit 4(w) to the 1997 Form 10-K).

99 Form of Stock Certificate representing shares of Class A Common Stock, $.01 par value of the Company (incorporated by reference to Exhibit 1.1 to the original filing on Form 8-A).



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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Post-Effective Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 13, 1999

                                            SCIENCE APPLICATIONS
                                            INTERNATIONAL CORPORATION

                                            By: /S/ J.D. HEIPT
                                               ---------------------------------
                                               J.D. HEIPT
                                               Senior Vice President



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